SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
 (Translation of registrant's name into English)

17th Floor, 25 York Street
Toronto, Ontario M5J 2V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This Current Report on Form 6-K, dated May 7, 2013 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824), filed on April 19, 2012.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the unaudited interim financial statements and Management Discussion and Analysis for the period ended March 31, 2013.

 INDEX

 Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1	First Quarter Interim Unaudited Consolidated Financial Statements for the period ended March 31, 2013
99.2	CEO Certification of interim filings for the period ended March 31, 2013
99.3	CFO Certification of interim filings for the period ended March 31, 2013

 SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
	Signed:	/s/ Andrea Freeborough
Vice President, Finance
May 7, 2013